

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Oddone Incisa
Chief Financial Officer
CNH Industrial N.V.
25 St. James's Street
London, SW1A 1HA
United Kingdom

      Re: Form 20-F for the Fiscal Year Ended December 31, 2019
            Filed March 3, 2020
            File No. 001-36085

Dear Mr. Incisa:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology